UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Consonance-HFW Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G2445M103
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York, NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 15, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Consonance Capital Opportunity Fund Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Consonance Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 434,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 434,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Benny Soffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M103

1	NAME OF REPORTING PERSONS Kevin Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”), Consonance Capital Opportunity Fund Management LP, a Delaware limited partnership (“Consonance Opportunity”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”), Dr. Mitchell Blutt, Dr. Benny Soffer, and Kevin Livingston (collectively, the “Reporting Persons”) on December 3, 2020. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Consonance-HFW Acquisition Corp. (the “Issuer”) held by certain private investment funds, including Consonance Capital Master Account, LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”) and a certain managed account (the “Managed Account”, and together with Master Account and Consonance Opportunity Master, the “Consonance Investors”) for which Consonance Management serves as investment adviser.  Consonance Opportunity no longer serves as investment adviser to the Managed Account and thus no longer is deemed to beneficially own the securities of the Issuer held by the Managed Account.  As the general partner of Consonance Management, Capman may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  As principal of Consonance Management, Dr. Blutt may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  In addition, this Schedule 13D relates to Class A Shares held by Consonance Life Sciences.  Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Dr. Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities of the Issuer held by Consonance Life Sciences.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Business Combination

On April 15, 2021, the Issuer entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Issuer, Perseverance Merger Sub Inc. (“Merger Sub”), and Surrozen, Inc. (“Surrozen”).  Pursuant to the terms of the Business Combination Agreement and subject to the satisfaction of the conditions to closing, on the closing date: (i) the Issuer will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) the Issuer’s name will be changed to “Surrozen, Inc.”, (B) each outstanding Class A Share of the Issuer and each outstanding Class B Share of the Issuer will become one share of common stock of Issuer (the “Common Stock”), and (C) each outstanding warrant of the Issuer will become one warrant to purchase one share of Common Stock; and (ii) following the Domestication, Merger Sub will merge with and into Surrozen, with Surrozen as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Issuer (the “Merger”).  The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Consonance Life Sciences, Donald J. Santel, Christopher Haqq, Jennifer Jarrett, and Surrozen entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which Consonance Life Sciences and each of Mr. Santel, Dr. Haqq and Ms. Jarrett, each as a holder of Class B Shares, agreed to: (i) vote in favor of the Business Combination, including each of the Transaction Proposals (as defined in the Business Combination Agreement), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of the Issuer or any other anti-dilution or similar protection with respect to the Class B Shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to his, her or its shares in the Issuer prior to the closing of the Business Combination, and (v) in the case of Consonance Life Sciences, effective as of the closing, contribute to the Issuer 759,000 Class B Shares for no consideration on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, the Issuer entered into subscription agreements (the “Subscription Agreements”) with certain investors, including Consonance Management. Pursuant to the Subscription Agreements, Consonance Management on behalf of the Consonance Investors agreed to subscribe for and purchase, substantially concurrently with the closing of the Business Combination, an aggregate of 2,500,000 units of the Issuer, each consisting of one share of Common Stock and one-third of one redeemable warrant for one share of Common Stock (the “PIPE Warrants”), for a purchase price of $10.00 per unit (the “PIPE Units”).  Of the 2,500,000 PIPE Units that Consonance Management agreed to purchase, 1,250,000 PIPE Units will be allocated to Master Account; 927,750 PIPE Units will be allocated to Consonance Opportunity Master; and 322,250 PIPE Units will be allocated to the Managed Account.

The PIPE Units were offered to facilitate the subscriptions, however, the shares of Common Stock and the PIPE Warrants which comprise the PIPE Units are not attached and will trade separately without any instruction or detachment obligations on the part of the investors, the Issuer or the warrant agent. Each whole PIPE Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described in the form of warrant agreement attached to the form of Subscription Agreement and only whole PIPE Warrants will be exercisable. The PIPE Warrants have substantially the same provisions as the warrants issued in connection with the Issuer’s initial public offering.

The closing of the PIPE Unit transactions is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Issuer will grant the investors in the PIPE Unit transactions certain customary registration rights.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full texts of the Subscription Agreements, the form of which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Shareholder Support Agreements

Concurrently with the execution of the Subscription Agreements, the Issuer, Surrozen and Consonance Management entered into a shareholder support agreement (the “Shareholder Support Agreement”) pursuant to which Consonance Management agreed (i) to vote at any meeting of the shareholders of Issuer all of the Class A Shares held in the accounts of the Consonance Investors or thereafter acquired in favor of the Business Combination and the other Transaction Proposals and (ii) not to redeem any such securities in connection with the Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Support Agreement, the form of which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Investor Rights Agreement

At, and as a condition to, the closing of the Business Combination, the Issuer, Consonance Life Sciences, Consonance Management and certain other individuals will enter into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, certain stockholders will agree not to effect any sale or distribution of Issuer equity securities during the lock-up period as described therein, and will be granted certain customary registration rights.  The PIPE Units to be issued pursuant to the Subscription Agreements as described above will not be included in the lock-up provisions of the Investor Rights Agreement.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described in this Schedule 13D, as amended, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The percentages of Class A Shares reported to be beneficially owned by the Reporting Persons are based on 9,634,000 Class A Shares outstanding as of March 1, 2021, as disclosed in the Issuer’s Form 10-K/A filed with the SEC on March 31, 2021.

Consonance Management is the investment adviser of the Consonance Investors, and pursuant to investment advisory agreements, Consonance Management exercises voting and investment power over the securities of the Issuer held by the Consonance Investors and thus may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.  Consonance Opportunity is no longer the investment adviser of the Managed Account and thus is no longer deemed to beneficially own the securities of the Issuer held by the Managed Account.  Capman, as the general partner of Consonance Management, and Mitchell J. Blutt, as the manager and member of Capman, may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.

Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Benny Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities held by Consonance Life Sciences and thus may be deemed to have shared beneficial ownership of such securities.

(c) There have been no transactions in the Class A Shares by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Sponsor Letter Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The form of Subscription Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The form of Shareholder Support Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1
Sponsor Letter Agreement, dated as of April 15, 2021, by and among Consonance-HFW Acquisition Corp., Consonance Life Sciences, Donald J. Santel, Christopher Haqq, Jennifer Jarrett and Surrozen, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 15, 2021).

99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 15, 2021).

99.3	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 15, 2021).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2021

CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE CAPITAL OPPORTUNITY FUND MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By: /s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston